EXHIBIT 99.3
GLOSSARY

Accretionary wedge	A geological terrain which is attached to another terrain by plate tectonics.
Aimag	The same as county or district.
Aleurolite	Unconsolidated sedimentary rock which is very fine grained.
Alluvial Plain	A gently sloping plain associated with rivers.
Andesite Dyke	A rock made of a dark green mineral which is intruded into another rock in a sheet like fashion.
Back Arc Basin	The area between the shoreline and a chain of islands that rises from the deep sea near the continent
Basalt	A type of dark colour rock
Continental margin	A part of the oceanic floor between the shoreline and the deep part of the ocean.
Craton	A part of the Earth's crust which has attained stability and which has had little deformation for a prolong period of time.
Epidotization	The act of epidote (a mineral) being introduced into a rock.
Forearc Basin	The area between deep ocean and a chain of islands rising from the deep sea near the continents
Foreland	An area of the continental crust at the edge and next to the ocean.
Ground Truthing	Where the geological information on the map is vefied by physically visiting the location.
Island Arc	A chain of islands rising from the deep sea near the continent.
Mtamorphic	A mineralogical and structure adjustment of a rock, through pressure and/or temperature
Ophiolitic	A group of dark to very dark rocks which are composed of dark green minerals.
Porphyry	An igneous rock with very coarse grained minerals set in fine grained material.
Strike slip	In a fault where the movement is parallel to the strike of fault.
Subduction Zone	An elonganted region which a crustal block descends relative to another crustal block.
Turbidite	A sedimentary rock deposited by a violent underwater flow.